Monthly Report - December, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (285,018)       54,277,805
Change in unrealized gain (loss) on open          (2,027,486)      (5,408,171)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            7,945
      obligations
   Change in unrealized gain (loss) from U.S.        (18,753)         (30,279)
      Treasury obligations
Interest Income 			               22,847          289,332
Foreign exchange gain (loss) on margin deposits        14,908        (181,450)
				                 ------------    -------------
Total: Income 				          (2,293,502)       48,955,182

Expenses:
   Brokerage commissions 		            1,166,908       15,348,326
   Management fee 			               30,904          405,490
   20.0% New Trading Profit Share 	             (42,281)          119,598
   Custody fees 		       	               12,056           61,225
   Administrative expense 	       	              (3,548)        1,239,831
					         ------------    -------------
Total: Expenses 		                    1,164,039       17,174,470
Net Income(Loss)			   $      (3,457,541)       31,780,712
for December, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (223,381.583    $     6,155,472    241,033,580    247,189,052
units) at November 30, 2014
Addition of 		 	              0        265,176        265,176
232.966 units on December 1, 2014
Redemption of 		 	      (600,000)    (2,807,481)    (3,407,481)
(3,157.157) units on  December 31, 2014*
Net Income (Loss)               $      (58,683)    (3,398,858)    (3,457,541)
for December, 2014
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2014
(220,523.584 units inclusive
of 66.192 additional units) 	      5,496,789    235,092,417    240,589,206
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2014 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.48)% 	  12.44%  $    1,071.85	  204,420.065 $   219,107,948
Series 2     (0.92)% 	  16.52%  $    1,300.38	       39.121 $        50,872
Series 3     (0.90)% 	  16.80%  $    1,315.44	   13,848.201 $    18,216,525
Series 4     (0.96)% 	  19.93%  $    1,450.17	    2,216.197 $     3,213,861

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			January 13, 2015
Dear Investor:


The Trust was slightly unprofitable in December as losses from trading currency forwards and energy and metal futures modestly outpaced the gains from trading interest rate and stock index futures. Trading of agricultural commodity futures was nearly flat.

Trading of interest rate futures was marginally positive as profits from long positions in European, Australian and Canadian rate futures outpaced the losses from long positions in U.S. interest rate futures, particularly in Eurodollars and 2-year notes. Sluggish growth, continued low inflation, and collapsing oil prices underpinned the gains in non-U.S. interest rate futures. Meanwhile, strong U.S. growth and the prospect of tighter Federal Reserve monetary policy led to the losses from the long U.S. positions.

Trading of equity futures was also marginally profitable. Long positions in U.S. stock futures benefited from the announcement of strong third quarter growth data. Targeted policy easing by the People's Bank of China as well as liberalization of equity investing in China produced profits on a long H-Share futures trade. A long U.K. FTSE trade was profitable. Meanwhile, a short Korean stock futures trade registered a gain as the relative strength of the won impinged on Korea's growth prospects. Trading of Australian equity futures also produced a small gain. On the other hand, as volatility picked up in increasingly unsettled, low liquidity year-end markets, a short vix trade was unprofitable and was closed out. Long positions in Spanish and Hong Kong equity futures were unprofitable too.

Foreign Exchange trading was volatile in thin year-end markets. Short euro trades versus a variety of currencies-Poland, Hungary, Turkey, South Africa-produced losses. Short dollar trades relative to the Indian rupee and Russian ruble were unprofitable. In addition, long dollar positions against the yen and several other currencies generated negative results. These losses were partially offset by the gains on long dollar trades against several currencies, especially the Swiss franc, Czech koruna, Polish zloty and Swedish krona.

Trading of energy futures resulted in a fractional loss. Long crude oil positions due to short-term, non-trend trading strategies produced losses, as did trading of London gas oil and a short natural gas position. On the other hand, trading of RBOB gasoline and heating oil were profitable.

Metal trading was marginally negative due to losses on a long aluminum position, short gold and silver positions and trading of copper.
Partially offsetting were the profits from short lead, nickel and platinum trades.

Soft and agricultural commodity trading was essentially flat as the profit from a short sugar trade was offset by the loss from a long cattle position.



    					Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman